Exhibit 99.1

NYSE, TSX: NTR	News Release

December 18, 2020 - all amounts are in US dollars except as otherwise noted

Nutrien Announces Agreement for Sale of Equity Position

in MOPCO and Settlement of All Arbitration Claims

SASKATOON, Saskatchewan - Nutrien Ltd. (“Nutrien”) announced today that, through one of its wholly-owned subsidiaries, it has entered into an agreement with the Government of Egypt (through the Egyptian Ministries of Finance and Petroleum) to sell 100% of its stake in Misr Fertilizers Production Company S.A.E. (MOPCO) totaling 59,573,922 ordinary MOPCO shares and upon closing to settle all arbitration claims it has made against the Government of Egypt and MOPCO’s affiliate, the Egyptian Nitrogen Products Company S.A.E. Total gross proceeds resulting from the sale of shares as well as the settlements amongst the parties total $540 million, which, subject to customary closing conditions, are expected to be received in full upon close before the end of December 2020. This investment has historically contributed $15 to $20 million per year to Nutrien’s Adjusted EBITDA.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements with respect to, among other things, completion of the sale of the MOPCO Shares, including the expected proceeds and timing thereof.

Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, which may cause actual results, performance or achievements of Nutrien, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, which includes the possibility that approvals and/or clearances required to be obtained in connection with the proposed sale, or other conditions to closing, will not be obtained in a timely manner or at all, and the risks and uncertainties set forth in our filings with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. All forward-looking statements are made as of the date of this news release.

FOR FURTHER INFORMATION:

Investor Relations

Richard Downey

Vice President, Investor Relations

(403) 225-7357

investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations

Megan Fielding

VP, Brand & Culture Communication

(403) 225-7759

Contact us at: www.nutrien.com